SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release announcing repurchase by France Telecom of part of its OCEANE due 1 January 2009 and undertaking to repurchase all outstanding OCEANE press release

Paris, November 25, 2008

France Telecom announces it has repurchased part of its OCEANE due 1 January 2009 and undertakes to repurchase all outstanding OCEANE at a fixed price of 2,614.60 euros per bond

In September 2004, France Telecom issued 445,564 Bonds Convertible and/or Exchangeable into New or Existing Shares due 1 January 2009, of €2,581 nominal amount each, for an aggregate principal amount of €1,150,000,684 (the "OCEANE"). The OCEANE are listed on Euronext Paris under ISIN FR0010113357

France Telecom repurchased OCEANE in September 2008 and on 21 November 2008 for a total nominal amount of €219,715,368, corresponding to 85,128 OCEANE and representing 19.11% of the initial issued amount. The settlement of the 21 November 2008 repurchase shall occur on 26 November 2008. Following this repurchase, 360,436 OCEANE remain outstanding, representing an aggregate nominal amount of €930,285,316.

The OCEANE repurchased in September 2008 were cancelled in accordance with their terms and conditions and those repurchased in November 2008 will be cancelled after their settlement in accordance with their terms and conditions. In addition, the Issuer has received indications of interest from potential sellers of OCEANE.

Pursuant to its active debt management policy, France Telecom wishes to continue repurchasing OCEANE. In order to ensure an equitable treatment among the bondholders, France Telecom undertakes to repurchase all outstanding OCEANE at a fixed price. This repurchase will be done on the market in France with delivery versus payment at "D+3", "D" being the transaction date, as follows:

France Telecom undertakes to repurchase OCEANE on the market in France at a price of €2,614.60 per OCEANE. This price is at least equal to the highest price paid to date by France Telecom to OCEANE bondholders in off market transactions.

The repurchase price of €2,614.60 per OCEANE will be fixed throughout the repurchase period. In particular, the repurchase price will not be increased by any accrued interests nor adjusted to take into account yield variations.

France Telecom undertakes to repurchase all OCEANE on the market during a 5-trading day period following the date of this press release, i.e. from 26 November (inclusive) to 2 December 2008 (inclusive).

All repurchases of outstanding OCEANE on the market will be executed by Goldman Sachs.

At the end of the repurchase period, France Telecom will announce the total amount of repurchased OCEANE.

France Telecom reserves the right to continue to purchase OCEANE after the end of the repurchase period.

Commenting on this undertaking to repurchase, Gervais Pellissier, Group Chief Financial Officer, stated: "The repurchase of the OCEANE ahead of the expected January 2009 redemption date is part of our optimised treasury management policy. Beyond the benefits expected on the Group's net financial expenses, this transaction illustrates our confidence in France Telecom's liquidity position and shows that we intend to remain opportunistic about managing our cash on balance sheet".

About France Telecom
France Telecom, one of the world’s leading telecommunications operators, serves more than 177 million customers in five continents as of September 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 and 39.9 billion euros for the nine first months of 2008. As of September 30, 2008, the Group had 117.6 million mobile customers and 12.4 million broadband Internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.
France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.
For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press Contacts: + 33 1 44 44 93 93

Sébastien Audra – sebastien.audra@orange-ftgroup.com
Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

DISCLAIMER:

The distribution of this press release, this undertaking to repurchase, the purchase of securities pursuant to this procedure and the participation in and tendering pursuant to such undertaking to repurchase may, in certain jurisdictions, be subject to legal and regulatory restrictions. This undertaking to repurchase is not, directly or indirectly, addressed to persons subject to such restrictions and may not be accepted from any jurisdiction where it would be subject to such restrictions.

This press release may not be published, distributed or transmitted into the United States. It is not, nor should it be construed as, an extension of a tender offer for any securities in the United States or any other jurisdiction where such offer or solicitation would be unlawful and no sell order for OCEANE may be accepted in the United States or from the United States. No means to tender securities on the French market may be provided from the United States or in the United States. Any person tendering securities pursuant to this procedure will be considered as having accepted any such restrictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 28, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer